September 16, 2024

Boon Sim
Chief Executive Officer
Artius II Acquisition Inc.
3 Columbus Circle, Suite 1609
New York, NY 10019

       Re: Artius II Acquisition Inc.
           Draft Registration Statement on Form S-1
           Submitted August 20, 2024
           CIK No. 0002034334
Dear Boon Sim:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure here and elsewhere that you "may" seek shareholder approval to extend the time period in which to consummate the business combination. Please revise the cover page and elsewhere as appropriate to clarify whether you may seek to extend the time period without shareholder approval. Please also disclose whether there is any limitation on the duration of the extension, the number of possible extensions, and whether there are any conditions to an extension, such as additional payments to the trust.
       Please revise the summary accordingly as required by 1602(b)(4). Please also revise your cover page disclosure to describe when you will liquidate and distribute funds held in the trust if you fail to complete a business combination.
2. When discussing the amount of compensation received or to be received, and securities issued or to be issued, as required by Item 1602(a)(3) of Regulation S-K, please include the price paid for the securities issued as well as all other compensation paid or to be paid
 September 16, 2024
Page 2

       to the sponsor, its affiliates, and promoters. Please also discuss the anti-dilution provisions that may increase the number of shares to be issuable upon conversion of founder shares and the possible conversion of up to $1.5 million of loans from your sponsor or its affiliates into private placement shares, as described on page 24. Please include cross-
       references on the cover page to all related disclosures. This comment also applies to disclosure in the prospectus summary and elsewhere, as required by Items 1602(b)(6) and
       1603(a)(6).
Summary, page 1

3. We note your risk factor discussion of the possibility of additional financing including a possible PIPE transaction, as well as disclosures on pages 32 and 113 that you may raise funds through the issuance of shares or equity-linked securities, the use of forward purchase agreements or backstops arrangements, loans, advances or other indebtedness issued to a bank, other lenders or to the owners of the target, or a combination of the foregoing. Please revise the summary to include a comprehensive discussion regarding your plans to seek additional financing and describe the impact of any additional financing on public shareholders. See Item 1602(b)(5) of Regulation S-K. Acquisition Process, page 6

4. Please revise your summary to address how competition among other SPACs in pursuing target companies may impact your ability to identify and evaluate a target company and complete a business combination.
Initial Business Combination, page 7

5. We note disclosure on page 9 and elsewhere that you do not believe that conflicts of interest relating to the interest of your sponsor, officers and directors in other SPACs, businesses or investments would materially affect your ability to complete a business combination transaction. Please disclose the reason for this belief. Sponsor Information, page 9

6. Please revise the compensation and securities tables on pages 9 and 105 to include the disclosures required by Item 1602(b)(6) of Regulation S-K for all compensation received or to be received by and securities issued or to be issued to your sponsor, its affiliates and promoters. For example, please revise the table to reflect the payment that such parties may receive of any consulting, success, finder's or other fees, or salaries, as described on page 35, and any other items you view as compensation. Also revise to include shares that may be issued upon conversion of loans from the sponsor, its affiliates and promoters, the anti-dilution adjustment of the founder shares and potential surrenders and forfeitures of founder shares. In this regard, we note disclosure elsewhere in the filing regarding possible forfeiture of founder shares as a result of the over-allotment option not being exercised and upon distribution of the distributable shares underlying contingent rights.
       Please also address the extent to which any such compensation and securities issuance may result in a material dilution of shareholders' equity interests. Please also include the nature and amount of all reimbursements to be paid to the sponsor, its affiliates and any promoters. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K for guidance.
 September 16, 2024
Page 3
7. Please revise the table on pages 10 and 106 showing restrictions on transfer of the founder shares and private placement units to describe the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business
Combination, page 44

8. We note your discussion on pages 53-55 of the risk that you may be deemed to be an investment company and that the longer the funds in the trust are held in U.S. Treasury bonds and money market accounts, the greater the risk you may be deemed to be an investment company. Please revise your disclosure to clarify that notwithstanding the duration of your investment of the proceeds of the offering in certain investment instruments, the SPAC could be deemed to be an investment company at any stage of its operation.
Risk Factors
Risks Relating to our Securities
The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 77

9. We note your disclosure of $7.57 for initial implied value per public share and $9.53 for implied value per share upon consummation of initial business combination. Please revise these amounts for accuracy or tell us how you derived these amounts. Dilution, page 92

10. We note your disclosure in the second paragraph on page 92 states that "(iv) no value is attributed to the rights" and "[t]he assumed automatic conversion of the rights would cause the actual dilution to the public shareholders to be higher." These statements appear to indicate that the dilution does not reflect the rights entitling the holder thereof to receive one twenty-fifth (1/25) of one Class A ordinary share upon the consummation of an initial business combination. However, we refer you to the table on page 94, which appears to include 1,000,000 or 1,150,000 shares underlying public rights and 8,000 shared underlying private placement rights. Please revise your narrative disclosure on page 92 to address this apparent inconsistency, or tell us how the narrative disclosure is consistent with your dilution calculation.
Executive Officer and Director Compensation, page 134

11. We note disclosure on page 9 that your independent directors will receive indirect interests in founder shares through membership interests in the sponsor for their services as directors. Please discuss these interests in this section. Please also clarify whether the sponsor membership interests that the independent directors receive will also give them an indirect interest in the private placement units. See Item 402(r)(3) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

12. Please obtain and file a signed audit report from your independent registered public accounting firm.
 September 16, 2024
Page 4
Notes to Financial Statements
Note 8 - Subsequent Events, page F-15

13. Please revise to populate the date through which you have evaluated subsequent events.

       Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Natalia Rezai, Esq.